UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 25, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Art Russell
	Name:	Art Russell
	Title:	Interim Chief Executive Officer

Date: February 25, 2020

HALF YEAR RESULTS PRESENTATION

For the six months ended December 31, 2019

February 25, 2020

Certified B Corporation

DISCLAIMER

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 6.

RECORD REVENUES AND RETURN TO PROFITABILTY

- Group revenue increased 63% year-on-year to $31.4 million, driven by record results and contribution from the Critical Power Services business (Aevitas) in Australia
- Gross profit has increased 66% year-on-year to $5.6 million on the strength record revenue and higher margins
- Margins in Critical Power Services segment increased to 17.7% from 16.4% in prior period due to operational efficiencies and pricing initiatives
- Corporate Office and Solar Development overheads have reduced by a further 42%, or $1.0 million, year-over-year
- Positive adjusted EBITDA of $5.5 million earned in six months, compared to a loss of $0.6 million in the comparative period
- Profit after tax of $1.1 million earned for the period – the Group's first profit reported since March 2017
- Earnings per share (EPS) of $0.12 for the period, compared to a loss of $0.30 in the comparative period
- Critical Power Services business focused on delivery of strong forward order book and business development pipeline, on the strength of new industry sectors with significant growth tailwinds, including solar, data centers, and healthcare
- Successful monetization of Sun Connect solar portfolio, comprised of 53 operating solar projects, representing a 2.0x multiple of invested capital and an unlevered IRR of 20.1% before tax
- U.S. solar portfolio monetization effort progressing with strategy focused on acceleration of monetization within the next twelve months

PROFIT & LOSS SUMMARY FOR THE SIX MONTHS ENDED DECEMBER 31, 2019

Profit & Loss (US$m) (unaudited)	Six Months Ended December 31 2019	2018	Comments
Revenue			
Critical Power Services	31.3	18.9	Growth due to tailwinds in solar, data center and other infrastructure sectors
Solar Development	0.1	0.4	Primarily revenue from previous NC Project ownership and sale of SRECS
Group Revenue	**31.4**	**19.3**	Increase of 63% year on year
Gross Profit			
Critical Power Services	5.5	3.1	Improved gross profit margin to 17.7% in 2019 from 16.4% in prior period
Solar Development	0.1	0.3	Marginal profitability due to limited new solar development activity
Gross Profit	**5.6**	**3.4**	Increase of 66% year on year
General and admin. expenses	(2.8)	(4.0)	Further 31.4% reduction in overhead costs
Gain/(loss) on sale	2.7	0.0	Gain on sale of VivoRex, LLC
Adjusted EBITDA *	**5.5**	**(0.6)**	Reflects significant increase in revenue and margin and cost reduction
Restructuring charges	(0.8)	(0.8)	Represents one-off business restructuring costs
Finance costs	(1.6)	(1.7)	
Profit before tax	**2.2**	**(3.9)**	Reflects improved EBITDA
Profit after tax	**1.1**	**(3.1)**	First profit reported since March 31, 2017
EPS (US dollars)	$0.12	$(0.30)	

* Adjusted EBITDA = Earnings before interest, taxes, depreciation and amortization, and restructuring costs. See reconciliation of non-IFRS measures at Page 6.

BALANCE SHEET SUMMARY AS AT DECEMBER 31, 2019

Balance Sheet (US$m)	December 31 2019 (unaudited)	June 30 2019 (audited)	Comments
Non current assets	35.6	36.8	Principally goodwill and intangibles arising on the 2016 business combination
Unrestricted cash	2.8	7.1	Reflects reduction in trade and other payables due to large project collection/payment cycles
Other current assets	13.9	15.7	Reduction in trade receivables due to project timing and collection cycles
Assets held for sale	13.5	13.5	Book value of ISS Joint Venture expected to be monetized in next 12 months
Total Assets	**65.8**	**73.1**	
Current liabilities	(22.4)	(29.1)	Primarily reduced trade and other payables due to to large project collection/payment cycles
Long term liabilities	(19.2)	(21.5)	Reduction in lease liabilities due to contracted payments
Total Liabilities	**(41.6)**	**(50.6)**	
Net Assets *	**24.2**	**22.5**	Increase reflects current period profitability
Working capital ratio	**1.35**	**1.24**	Primarily reflects reduction in current liabilities due to large project timing and collection cycles
Net debt	**18.7**	**14.6**	Increase in net debt reflects change in cash balance applied to non-debt current liabilities

* Includes $26.1m of Aevitas hybrid instruments

RECONCILIATION OF ADJUSTED EBITDA TO IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures (US$m) (unaudited)	Six Months Ended 31 December 2019	2018
Profit/(loss) for the period	**1.1**	**(3.1)**
Income tax	1.1	(0.8)
Interest income and expense	1.6	1.7
Restructuring costs	0.8	0.8
Depreciation and amortisation	0.9	0.8
ADJUSTED EBITDA	**5.5**	**(0.6)**

VIVOPOWER STRATEGIC FOCUS: THREE GROWTH PILLARS

Growth Pillar 1: Maximize Critical Power Services growth in Australia leveraging opportunities in growing sectors

J.A. Martin	• Critical electrical installation and service, switchboard manufacturing and engineering, as well as certified solar engineering, procurement and construction (EPC) provider • Serving over 300 customers across multiple industries
Kenshaw	• Critical power solutions through generator installation & maintenance, industrial motors & non destructive testing • Serving over 500 customers across a diverse range of industries, with key expertise on data centres and hospitals

Growth Pillar 2: Accelerate profitable growth in Australian solar development through targeted expansion

Australian Solar	• Development of new solar projects throughout Australia through ITP partnership • First two projects totalling 20 MW-AC on pace for successful development completion in calendar 2020 • Renewed focus on behind-the-meter solar to diversify outside of grid-connected space

Growth Pillar 3: Accelerate monetization of US solar portfolio and reinvest in high growth pivot strategy

USA Solar	• Manoeuvre to take control of driving value creation of joint venture projects, through improved development activities • Monetize and reinvest in a high growth pivot strategy aligned with shareholders interests

CRITICAL POWER SERVICES: RECORD PROFITABILITY AND GROWTH

High growth sectors deliver record revenue and profit, leveraging strong business development and increased efficiency

In Summary	• Services provided through J.A. Martin and Kenshaw Electrical businesses • Strategic transformation aligned business focus to industry sectors with emerging potential, high growth capacity, and robust market dynamics resulting in significant opportunities for sustained growth • Robust review and implementation of best practices for efficiency, measurement, reporting, automation, and organisation to drive cost efficiencies, improve margins, and grow capacity.
Continued focus on growth sectors	• Data center sector leading exponential growth in power generation and long-term service contracts • Solar EPC and electrical construction services growing rapidly with $5.5 million of solar projects in progress at December 31, 2019, with completion before fiscal year end • Multiple power upgrades for critical care hospitals successfully completed with focus on new opportunities in business development pipeline, securing reputation with high value public infrastructure clients • Facility reorganization and upgrade complete to grow capacity, improve safety, and increase efficiency.
Delivering on record growth and profitability forecast for FY20	• Revenue of $31.3 million for the six months ended December 31, 2019, a 66% year-over-year revenue growth • Operational efficiencies and pricing initiatives have driven gross margin improvement to 17.7%, compared to 16.4% in prior year. • Gross profit up 80% year-over-year to $5.6 million • Administrative and overhead costs trimmed by 14.7% due to on-going business review and optimisation • 303% increase in operating profit for critical power services as a result of strong business development, effective execution, and increased efficiency • Structural and cyclical factors continue to create a strong operating environment for continued growth

AUSTRALIAN SOLAR DEVELOPMENT: EXPANSION TO OVERCOME CHALLENGES

Successful recycling of capital into existing developments and new opportunities

In summary	• Sale of Sun Connect portfolio buoys advancing development of first utility-scale solar projects, plus a renewed focus on industrial behind-the-meter solar
Commercial-scale Sun Connect portfolio fully monetised at a substantial profit	• Announced and completed sale of remaining Sun Connect portfolio of 53 operating projects spread across five Australian states in October 2019 for US$1.1 million • Focus on active management and operation of portfolio projects generated additional US$0.4 million of revenue through individual project sales and monthly PPA receipts • All-in sale and operating revenues represent a 2.0x multiple of invested capital and unlevered IRR of 20.1% before tax over the life of the portfolio investment • Proceeds from sale available for re-investment into new utility- and industrial- scale solar developments
Significant advancement of first utility-scale solar developments in the face of network congestion challenges	• Initial project in joint venture with ITP Renewables, the 15 MW Yoogali Solar Farm, achieved development approval and submitted Connection Application for approval • Commenced development of second project, the 5 MW Daisy Hill Solar Farm, with development significantly advanced • First two projects on pace for successful development completion within the next 12 months • Significant investor appetite for low-risk projects which can achieve construction-ready status despite worsening grid congestion industry-wide delays in connection approvals
Renewed focus on behind-the-meter solar to diversify outside of grid-connected space	• Challenges in connecting new solar projects to the Australian electricity grid at present, due to regulatory bureaucracy and policy • Conversely, behind-the-meter solar installations for industrial customers are forecast to boom over the next decade-plus as large energy users continue to face rising electricity costs and pressure to meet aggressive climate goals • Customer-sited projects do not face the same network-related risks as utility-scale projects, offer greater savings to customers, and can be developed and built in much shorter time frames • J.A. Martin and Kenshaw customer bases offer prime targets for growing a portfolio of new customer-connected projects

USA SOLAR PORTFOLIO: ACCELERATE DEVELOPMENT MONETIZATION

Potential monetization value across all projects in the portfolio to be unlocked through faster execution of updated development strategies

In summary	• VivoPower is seeking to gain operational control of joint venture and is in discussions with its JV partner • Updated development strategies in relation to origination of offtake agreements, size and scale of projects to be executed with greater pace
Joint Venture (JV) modus operandi needs to be changed	• Development activities in relation to the underlying project portfolio have not met the standards expected by the new VivoPower leadership team for at least the last 12 months (and this assessment would be reasonable in terms of market benchmarks) • VivoPower is working to take operational control of the development JV, so as to accelerate the pace of development activities and to execute upon updated development strategies that can unlock underlying value in the portfolio
Updated development strategies need to be executed	• Origination of corporate PPAs remains an important plank of development strategy • Optimizing size and scale of projects is key to ensure greater economies of scale and hence monetization economics
Significant appetite for solar projects still evident	• Based on the number of proposals received over the past 6 months, there remains abundant capital from renewable investment funds, infrastructure funds as well as utility and energy companies in solar projects

FY2020 KEY OBJECTIVES

MAXIMIZE CRITICAL POWER SERVICES BUSINESS GROWTH	DRIVE PROFITABLE GROWTH IN AUSTRALIAN SOLAR	MAXIMISE VALUE OF USA SOLAR PORTFOLIO	CEMENT CULTURAL ALIGNMENT WITH B-CORP STATUS	FURTHER DRIVE LEAN MANAGEMENT EXECUTION	COMPLETE STRATEGIC REVIEW AND PIVOT
Convert record forward order book profitably ✓	Monetize first two new Australian solar projects profitably ~	Originate and secure value enhancing corporate PPAs for selected projects ~	Drive continuous improvement in governance and reporting ✓	Achieve further overhead savings through AI and automation ~	Identify and research high growth sectors that are B Corp compliant ~
Drive higher margins through automation (including AI) ~	Build Australian solar development pipeline to minimum 100 MW ~	Maximize value of each individual US solar project through development or sale ~	Reinforce culture of execution focused business building ✓	Fix outstanding legacy obstacles & matters ~	Complete review on potential strategic pivot ~
Continue to accelerate winning new customers and further build record forward order book ✓	Maximize value of Sun Connect portfolio ✓		Continue to increase B Corp impact score ✓	Achieve return to profitability ✓	Redeploy cash proceeds into new high growth sector ~

✓ COMPLETED ~ ON GOING

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vivopower

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Certified B Corporation